There it is.

You alright there Peter?

Can you give us a moment?

In our hands

our immeasurable gift.

My brother and I used to cast our

nets out on shores like this.

We'd catch the best fish

the sea had to offer.

We had a real gift.

And that

is when I met Jesus.

When He called me

He told me I would become
a fisher of men

and to drop my net.

For three years, we followed Him.

I saw the impossible
bend to His every word.

So when He asked me to spread His message,

to preach to all creation, I

I gave it everything I had.

And I saw wonders

and miracles

and the whole world

turned upside down.

But when the Spirit whispered

John Mark's name in my ear,

everything changed.

I knew where my

attention was needed

to help Mark write it down.

The good news of Jesus
for the whole world to read.

And then something happened

I didn't expect.

A few days ago,

Mary came to me and told me
that Matthew

was also writing an account.

Matthew as in--

And now I meet you
and find that you're doing

the very same.

You know what that tells me?

What?

Heâs up to something.

Our nets,

Luke,

our nets

will be His story.

Hi, I'm Paul Syrstad,

creator of Testament,
which is an upcoming series

Reimagining the Book of Acts
in a world

that looks very much
like our own today.

We want to reach as
many people as possible

with the stories of
the early church

and the king that they followed,

Jesus.

This show isn't backed
by your normal

industry standard methods.

No, this show is backed
and made possible by you.

Find out more at
TestamentSeries.tv

This is getting restless.

And after the race today,
I'm not sure

how much longer they'll hold off.

They were raided too.

The Civil Guard

don't distinguish them
from followers of the way.

But we are nothing alike.

The Zealots?

They call themselves
freedom fighters,

but they're more like
armed nationalists.

Stay away from--

Extremists.

We don't have any.

Yeah, I know who they are.
I just donât get--

If they retaliate,
we need to keep the city safe.

There's another meeting tomorrow night

Theyâre spooked

but we came here in
hope of some answers.

So what happened today?

This young man overheard

the temple guard say they spotted the fisherman in the city.

Do we know if they caught him?

Sent Mary out to investigate
but nothing yet.

No news is good news.

Exactly. Might not have

actually been him

for all we know.

It was him.

How are you so sure?

He was due to meet Barnabas
today in the capital.

Barnabas?

Wait, he's back?

Arrived with his companion
four days ago.

He's not well.

A high fever and some injuries that need looking at.

They've been staying at my house.

We need to get back there

and explain to them what's happened here.

Look, sorry.

Short visit, but God willing--

I'll come with you.

Uh, Luke.

I'm a doctor.

Maybe I can help Barnabas.
See what's wrong?

Unless you have any objections.

Simon. Susanna.

The more the merrier.

It's settled.

Look at that.

He's already packed.

So this is how you manage to avoid being seen?

Old sewer system.
Runs under the entire city.

There aren't many that
know about them.

And those that do either
don't know their way around

or are far too self-respecting
to wade through

(splash)

whatever is you imagine

you've just waded through.

(chuckles)

Didn't want to think about that.

Do you mind if I ask?

The Zealots,

what is it they want?

Well, they'd say freedom, but--

They want their nation's independence back

whatever the cost.

Assassinations, riots, you name it.

So why do you go
to their meetings?

Well, someone has to reach them.

And they listen to what
you have to say?

They listen to Simon.

How come?

I used to be one back in the day.

A Zealot?

Yeah.

You're an extremist
when you follow Jesus?

No.

No, I was when He called me but

after I followed Him,
it just wasn't part of me anymore.

I still don't understand
why you go back to them.

To tell them about Jesus.

But the things they do.

They're relentless, unfeeling.

And so was I
until I saw the bigger picture.

But if we can get through to them,

if they can know Him
like I know Him, then

not only will a lot of other lives
be saved, but theirs will be too.

So you think
everyone will change?

I think anyone can.

None of us are the same

since following the way.

and through Him
we do the impossible.

We love those different to us

as we love ourselves.

We see those whose ideals
and notions are a world away

and we love them
as if we were their neighbor.

A neighbor?

What does that mean?

It means sometimes it
hurts to love the way

Jesus asks us to.

I don't understand.

Susanna, do me a favor.

Tell him that story
that Jesus told the lawyer.

What now?

Yeah.

It might distract us
from the smell.

Shall I record this?

I'm going to record this.

There was once a man on a certain journey.

Hi, I'm Paul Syrstad,

creator of Testament,
which is an upcoming series

Reimagining the Book of Acts
in a world

that looks very much
like our own today.

We want to reach as
many people as possible

with the stories of
the early church

and the king that they followed,

Jesus.

This show isn't backed
by your normal

industry standard methods.

No, this show is backed
and made possible by you.

Find out more at
TestamentSeries.tv